UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)	November 9, 2015

JACKSONVILLE BANCORP, INC.
(Exact name of registrant as specified in its charter)

Florida	000-30248	59-3472981
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 North Laura Street, Suite 1000, Jacksonville, FL	32202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	904-421-3040

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On November 9, 2015, Jacksonville Bancorp, Inc. (the “Company”) announced via press release its financial results for the third quarter ended September 30, 2015. A copy of this press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Important Additional Information

In connection with the proposed merger, Ameris Bancorp (“Ameris”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Ameris common stock to be issued to the Company’s shareholders. The registration statement will include a proxy statement-prospectus that will be sent to the Company’s shareholders in connection with their consideration of the approval of the merger. In addition, Ameris and the Company may file other relevant documents concerning the proposed merger with the SEC. The material in this Current Report on Form 8-K and the exhibits furnished or filed herewith is not a substitute for the proxy statement-prospectus that Ameris will file with the SEC.

INVESTORS IN THE COMPANY ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT-PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AMERIS AND THE PROPOSED TRANSACTION, INCLUDING DETAILED RISK FACTORS.

The proxy statement/prospectus, as well as other filings containing information about Ameris and the Company, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from Ameris’s website (http://www.amerisbank.com) and the Company’s website (http://www.jaxbank.com).

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Proxy Solicitation

Ameris and the Company, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the merger. Information regarding the directors and executive officers of Ameris and the Company and other persons who may be deemed participants in the solicitation of the Company’s shareholders in connection with the merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by Ameris with the SEC. Information about Ameris’s directors and executive officers can also be found in Ameris’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 17, 2015, and other documents subsequently filed by Ameris with the SEC. Information about the Company’s directors and executive officers can also be found in the Company’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 24, 2015, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Item 8.01	OTHER EVENTS

The information set forth under Item 2.02 above is incorporated herein by reference.

Item 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)	Exhibits

99.1	Press release dated as of November 9, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JACKSONVILLE BANCORP, INC.

Date:	November 9, 2015	/s/ Valerie A. Kendall
Valerie A. Kendall
Executive Vice President
& Chief Financial Officer

EXHIBIT INDEX

99.1	Press release dated as of November 9, 2015.